[Letterhead of Alon USA Partners, LP]

November 6, 2012

Ms. Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Alon USA Partners, LP
Registration Statement on Form S-1
File No. 333-183671

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Alon USA Partners, LP (the “Partnership”) hereby submits the proposed offering terms of the initial public offering (the “Offering”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K. These pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-183671 (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of November 6, 2012. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19 to $21 per common unit, with a midpoint of $20 per common unit. In the Offering, the Partnership proposes to sell up to 11,500,000 common units representing limited partner interests in the Partnership. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Partnership’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the offering given recent market volatility as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement.

The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Securities and Exchange Commission

November 6, 2012

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours, ALON USA PARTNERS, LP

By:	/s/ James Ranspot
Name:	James Ranspot
Title:	Chief Legal Counsel—Corporate and Secretary

Enclosures

cc:	Sirimal R. Mukerjee (Securities and Exchange Commission)
Mike Rosenwasser (Vinson & Elkins L.L.P.)
Gillian Hobson (Vinson & Elkins L.L.P.)
Sean T. Wheeler (Latham & Watkins LLP)
Divakar Gupta (Latham & Watkins LLP)
David Wiessman (Alon USA Partners, LP)
Paul Eisman (Alon USA Partners, LP)
Shai Even (Alon USA Partners, LP)

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated November     , 2012.

10,000,000 Common Units

Representing Limited Partner Interests

Alon USA Partners, LP

This is the initial public offering of our common units representing limited partner interests. We are offering 10,000,000 common units in this offering.

Prior to this offering, there has been no public market for our common units. We anticipate that the initial public offering price will be between $19.00 and $21.00 per common unit. Our common units have been approved for listing on the New York Stock Exchange under the symbol “ALDW,” subject to official notice of issuance.

Investing in our common units involves risks. See “Risk Factors” beginning on page 18. These risks include the following:

•	We may not have sufficient available cash to pay any quarterly distribution on our common units.

•

The price volatility of crude oil, other feedstocks, refined products and fuel and utility services may have a material adverse effect on our earnings, profitability and cash flows, and our ability to make distributions to unitholders.

•

Changes in the WTI—Brent or Cushing WTI—Midland WTS differentials or the easing of logistical and infrastructure constraints at Cushing, Oklahoma could adversely affect the crude oil cost advantage that has been in our favor, which could negatively affect our profitability.

•

The amount of our quarterly cash distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or our general partner’s directors.

•	You will incur immediate and substantial dilution in net tangible book value per common unit.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Alon USA Partners, LP	$	$

To the extent that the underwriters sell more than                      common units, the underwriters have the option to purchase up to an additional                      common units at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the common units against payment in New York, New York on or about                     , 2012.

Goldman, Sachs & Co.	Credit Suisse	Citigroup

Jefferies

Prospectus dated                 , 2012.

Our Relationship with Alon Energy. Our sponsor is an independent refiner and marketer of petroleum products operating primarily in the South Central, Southwestern and Western regions of the United States. As of September 30, 2012, Alon Energy operated 299 convenience stores in Central and West Texas and New Mexico, substantially all of which are branded 7-Eleven and all of which we supply. In connection with this offering, we will also enter into a 20-year fuel supply agreement with Alon Energy under which we will supply substantially all of the motor fuel requirements of Alon Energy’s retail convenience stores. We believe that access to Alon Energy’s complementary retail business fosters a mutually beneficial commercial relationship that allows us to benefit from our combined economies of scale and purchasing power. We also believe that Alon Energy’s ownership of our general partner and a majority of our common units will serve to align Alon Energy’s interests with ours and promote and support the successful execution of our business strategies.

Experienced and Incentivized Leadership. Our executive officers have an average of over 20 years’ experience in the industry. A number of our executive officers and key operating personnel have spent the majority of their careers operating refineries and have successfully managed our business through multiple industry cycles. We also benefit from the management and marketing expertise provided by Alon Energy, who, following this offering, will own 100% of the voting interests in our general partner and 84.0% of our common units.

Business Strategy

The primary components of our business strategy are:

Distribute All Available Cash We Generate Each Quarter. The board of directors of our general partner will adopt a policy under which distributions for each quarter will equal the amount of available cash (as described in “Cash Distribution Policy and Restrictions on Distributions”) we generate each quarter. We do not intend to maintain excess distribution coverage in order to stabilize our quarterly distributions or to otherwise reserve cash for future distributions. In addition, our general partner has a non-economic interest and no incentive distribution rights, and, accordingly, our unitholders will receive 100% of our cash distributions. The board of directors of our general partner may change our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay distributions to our unitholders on a quarterly or other basis. See “Cash Distribution Policy and Restrictions on Distributions” beginning on page 49.

Maintain Efficient Refinery Operations and Promote Operational Excellence and Reliability. For the year ended December 31, 2011 and the nine months ended September 30, 2012, our Big Spring refinery maintained a utilization rate of 90.8% and 97.3%, respectively. We intend to continue to operate our refinery as reliably and efficiently as possible to optimize utilization and further improve our operations by maintaining our costs at competitive levels. We will continue to devote significant time and resources toward improving the reliability of our operations. We will also seek to improve operating performance through commitment to our preventive maintenance program and to employee training and development programs.

Enhance Existing Operations and Invest in Organic Growth. We are focused on the profitable enhancement of our existing operations and investment in organic growth by:

•	continuing to make investments to enhance the operating flexibility of our refinery and increase our crude oil sourcing advantage;

•	evaluating ways to increase the profitability of our Big Spring refinery through cost-effective upgrades and expansions;

•	pursuing organic growth projects at the refinery to improve the yield of motor fuels we produce and the efficiency of our operations; and

region totaling 3.5 million bpd, causing refiners in PADD III to supply all other PADDs. Despite this high level of refining capacity relative to the refined product demand, refiners who can access advantageous crude supplies are still able to achieve high margins.

Risk Factors

Investing in our common units involves risks that include the volatility of crude oil and other refinery feedstocks, refined product prices, competition, our partnership structure, the tax characteristics of our common units and other material factors. For a discussion of these risks and other considerations that could negatively affect us, see “Risk Factors” beginning on page 18 and “Cautionary Note Regarding Forward-Looking Statements” beginning on page 44.

Our Relationship with Alon Energy

Alon Energy is an independent refiner and marketer of petroleum products operating primarily in the South Central, Southwestern and Western regions of the United States. Following this offering, Alon Energy will own 100% of the voting interests in our general partner and 84.0% of our common units. Our ongoing relationship with Alon Energy provides us with secure fuel distribution outlets and marketing expertise, which we believe provides us with a competitive advantage. Given its significant ownership in us, we believe Alon Energy will be motivated to promote and support the successful execution of our business plan and to pursue projects and/or acquisitions that enhance the value of our business. Under the terms of the omnibus agreement that we will enter into in connection with the closing of this offering, we will have a right of first refusal if Alon Energy or any of its controlled affiliates has the opportunity to acquire a controlling interest in any refinery and related crude oil and refined product logistic assets, including non-retail transportation terminal sales, and that operate in Arizona, Arkansas, Colorado, Kansas, New Mexico, Oklahoma or Texas. In addition, pursuant to the terms of the omnibus agreement, we will have a 60-day exclusive right of negotiation if Alon Energy or any of its controlled affiliates decide to attempt to sell any refinery and related crude oil and refined product logistic assets, including non-retail transportation terminal sales, that operate in Arizona, Arkansas, Colorado, Kansas, New Mexico, Oklahoma or Texas. Additionally, in connection with this offering, we will enter into a 20-year fuel supply agreement with Alon Energy under which we will supply substantially all of the motor fuel requirements of Alon Energy’s retail convenience stores. We will also enter into a 20-year asphalt supply agreement with Alon Energy. See “Certain Relationships and Related Party Transactions—Agreements with Alon Energy” beginning on page 113.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, Alon USA Partners GP, LLC, an indirect subsidiary of Alon Energy. Following this offering, Alon Energy will own, directly or indirectly, approximately 84.0% of our outstanding common units. As a result of owning our general partner, Alon Energy will have the right to appoint all of the members of the board of directors of our general partner, including all of our general partner’s independent directors. At least one of our general partner’s independent directors will be appointed prior to the date our common units are listed for trading on the applicable stock exchange. Alon Energy will appoint our general partner’s second independent director within three months of the date our common units begin trading, and our general partner’s third independent director within one year from such date. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management” beginning on page 100.

•

an omnibus agreement with Alon Energy pursuant to which (i) we will have certain rights of first refusal on refinery and related crude oil and refined product logistic assets in our areas of operations, (ii) we will have certain exclusive rights of negotiation with respect to assets to be sold by Alon Energy, (iii) Alon Energy will agree to indemnify us with respect to certain liabilities, and (iv) we will receive the rights to continue to use the “Alon” name and related marks;

•

a tax sharing agreement pursuant to which we will reimburse Alon Energy for our share of state and local income and other taxes borne by Alon Energy as a result of our results being included in a combined or consolidated tax return filed by Alon Energy with respect to taxable periods including or beginning on the closing date of this offering;

•	a 20-year fuel supply agreement with Alon Energy under which we will supply substantially all of the motor fuel requirements of Alon Energy’s retail convenience stores; and

•	a 20-year asphalt supply agreement with Alon Energy.

For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions—Agreements with Alon Energy” beginning on page 113.

•	We will issue to Alon Energy 52,500,000 common units, representing a 84.0% limited partner interest in us (assuming the underwriters do not exercise their option to acquire additional common units).

•

On the closing date of this offering, we will issue and sell 10,000,000 common units to the public in this offering and pay related underwriting discounts and commissions and all related transaction costs in connection with this offering.

•

We will use the net proceeds from the sale of 10,000,000 common units in this offering to repay approximately $183.0 million of principal and accrued interest relating to intercompany debt payable by our subsidiaries to Alon Energy and its affiliates. We expect that the remaining balance of the intercompany debt will be eliminated prior to closing.

•

We will assume from Alon Energy a fully drawn $250.0 million term loan facility, which we refer to as our “new term loan facility.” We expect that the new term loan facility will be guaranteed by Alon Energy and that Alon Energy will be released from all of its obligations thereunder other than with respect to its obligations as a guarantor.

See “Use of Proceeds” beginning on page 45.

We refer to the above transactions throughout this prospectus as the “IPO Transactions.”

We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,500,000 additional common units. Any net proceeds received from the exercise of this option will be distributed to Alon Energy. The number of common units to be issued at Alon Energy above includes 1,500,000 common units that will be issued at the expiration of the underwriters’ option to purchase additional common units if the underwriters do not exercise their option. Any common units that would have been sold to the underwriters had they exercised the option in full will be issued to Alon Energy at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding, but if the underwriters option is not exercised in full, Alon Energy’s limited partner interest in us will increase.

Organizational Structure

The following chart illustrates our organizational structure after giving effect to the IPO Transactions (assuming the underwriters’ option to purchase additional common units is not exercised):

The Offering

Issuer	Alon USA Partners, LP

Common units offered	10,000,000 common units

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,500,000 additional common units. Any common units not purchased pursuant to the over-allotment option will be issued to Alon Energy.

Use of proceeds	We intend to use the estimated net proceeds of approximately $183.0 million from this offering (based on an assumed initial offering price of $20.00 per common unit), after deducting the estimated underwriting discount and offering expenses, to repay approximately $183.0 million of principal and accrued interest outstanding as of September 30, 2012 relating to intercompany debt payable by our subsidiaries to Alon Energy and its affiliates. We expect that the remaining balance of the intercompany debt will be eliminated prior to closing.

The net proceeds from any exercise of the underwriters’ option to purchase additional common units (approximately $27.9 million based on an assumed initial offering price of $20.00 per common unit, if exercised in full) will be distributed to Alon Energy in whole or in part as reimbursement for certain pre-formation capital expenditures.

Please read “Use of Proceeds” beginning on page 45.

Cash distributions	Within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2012, we expect to make distributions to unitholders of record on the applicable record date. We expect our first distribution will include available cash (as described below) for the period from the closing of this offering through December 31, 2012.

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be in an amount equal to the available cash we generate in such quarter. Available cash for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We expect that available cash for each quarter will generally equal our cash flow from operations for the quarter, less cash needed for maintenance capital expenditures, accrued but unpaid expenses, reimbursement of expenses incurred by our general partner and its affiliates, debt service and other contractual obligations and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate, including reserves for turnarounds, catalyst replacement and related expenses.

We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or to otherwise reserve cash for distributions, and we do not intend to incur debt to pay quarterly distributions. We expect to finance substantially all of our growth externally, either by debt issuances or additional issuances of equity. We intend to reserve amounts each quarter in order to fund capital expenditures associated with our major turnaround and catalyst replacements.

Because our policy will be to distribute an amount equal to all available cash we generate each quarter, our unitholders will have direct exposure to fluctuations in the amount of cash generated by our business. We expect that the amount of our quarterly distributions, if any, will vary based on our operating cash flow during such quarter. As a result, our quarterly distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of variations in, among other factors, (i) our operating performance, (ii) cash flows caused by, among other things, fluctuations in the prices of crude oil and other feedstocks and the prices we receive for finished products, working capital needs or capital expenditures and (iii) cash reserves deemed necessary or appropriate by the board of directors of our general partner. Such variations in the amount of our quarterly distributions may be significant. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time. The board of directors of our general partner may change our distribution policy at any time. Our partnership agreement does not require us to pay distributions to our unitholders on a quarterly or other basis.

Based upon our forecasted results for the twelve months ending September 30, 2013, and assuming the board of directors of our general partner declares distributions in accordance with our cash distribution policy, we expect that our aggregate distributions for the twelve months ending September 30, 2013 will be approximately $329.3 million, or $5.27 per common unit, including special turnaround reserve and wholesale business rebranding expenses of approximately $14.1 million. See “Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013” beginning on page 53.

Unanticipated events may occur which could materially adversely affect the actual results we achieve during the forecast periods. Consequently, our actual results of operations, cash flows, financial condition and our need for cash reserves during the forecast periods may vary from the forecast, and such variations may be material. Prospective investors are cautioned not to place undue reliance on our forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition. In addition, the board of directors of our general partner may be required to, or elect to, reduce or eliminate our distributions at any time during periods of high prices for refinery feedstocks, such as crude oil, and/or reduced prices or demand for our refined products, among other reasons. See “Risk Factors” beginning on page 18.

Subordinated units	None.

Incentive Distribution Rights	None.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders.

Please read “Units Eligible for Future Sale” beginning on page 139 and “The Partnership Agreement—Issuance of Additional Partnership Interests” beginning on page 129.

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Alon Energy will own an aggregate of 84.0% of our common units (or 81.6% of our common units if the underwriters exercise their option to purchase additional common units in full). This will give Alon Energy the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights” beginning on page 127.

Limited call right	If at any time our general partner and its affiliates (including Alon Energy) own more than 80% of the units, our general partner will have the right, but not the obligation, to purchase all, but not less than all, of the units held by unaffiliated unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. See “The Partnership Agreement—Call Right” beginning on page 134.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through December 31, 2015, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be approximately 50% of the cash distributed to you. Because of the nature of our business and the expected variability of our quarterly distributions, however, the ratio of our taxable income to distributions may vary significantly from one year to another. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” beginning on page 143.

The assumptions underlying the forecast of available cash that we include in “Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013” are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

Our forecast of available cash set forth in “Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013” includes our forecast of results of operations and available cash for the twelve months ending September 30, 2013. The forecast has been prepared by our management. Neither our independent registered public accounting firm nor any other independent accountants have examined, compiled or performed any procedures with respect to the forecast, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for the forecast. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If the forecasted results are not achieved, we would not be able to pay the forecasted annual distribution, in which event the market price of the common units may decline materially. Our actual results may differ materially from the forecasted results presented in this prospectus. In addition, based on our historical results of operations, which have been volatile and seasonal, our distributions for the year ended December 31, 2011 and the twelve months ended September 30, 2012, on a pro forma basis, would have been significantly less than the distribution we forecast that we will be able to pay for the twelve months ending September 30, 2013. Investors should review the forecast of our results of operations for the twelve months ending September 30, 2013 together with the other information included elsewhere in this prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma available cash information for the year ended December 31, 2011 and the twelve months ended September 30, 2012 do not necessarily reflect the actual cash that would have been available over the course of those periods.

Our actual cash available for distribution may differ materially from our presentation of pro forma available cash for the year ended December 31, 2011 and the twelve months ended September 30, 2012.

We have included in this prospectus pro forma available cash information for the year ended December 31, 2011 and twelve months ended September 30, 2012 that indicates the amount of cash that we would have had available for distribution during that period on a pro forma basis. This pro forma information is based on numerous estimates and assumptions. Our financial performance, had the IPO Transactions (as set forth in “Prospectus Summary—The IPO Transactions”) occurred at the beginning of such periods, could have been materially different from the pro forma results. Accordingly, investors should review the unaudited pro forma information, including the related footnotes, together with the other information included elsewhere in this prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our actual results may differ, possibly materially, from those presented in the pro forma available cash information.

For the year ended December 31, 2011, on a pro forma basis, we would not have generated sufficient available cash to have paid the aggregate distributions that we project that we will be able to pay for the twelve months ending September 30, 2013.

We project that we will be able to pay aggregate distributions of $5.27 per unit for the twelve months ending September 30, 2013. In order to pay these projected distributions, we must generate approximately $329.3 million of available cash in the twelve months ending September 30, 2013, including special turnaround reserve and wholesale business rebranding expenses of approximately $14.1 million. However, for the year ended December 31, 2011, on a pro forma basis, we would have generated $312.1 million of available cash. The increase in forecasted available cash for the twelve months ending September 30, 2013 compared to our pro forma available cash for the year ended December 31, 2011 is primarily driven by an increase in forecasted refinery utilization. There can therefore be no assurance that we will generate enough available cash to pay distributions of $5.27 per unit, or any distribution at all, with respect to the twelve months ending September 30, 2013, or any future period. For a description of the price assumptions upon which we have based our projected per unit distribution for the twelve months ending September 30, 2013, see “Cash Distribution Policy and Restrictions on Distributions—Forecast Assumptions and Considerations.”

We may have capital needs for which our internally generated cash flows and other sources of liquidity may not be adequate.

If we cannot generate sufficient cash flows or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may not be able to meet our payment obligations, comply with certain deadlines related to environmental regulations and standards or pursue our business strategies, any of which could have a material adverse effect on our results of operations or liquidity. We have substantial short-term capital needs and may have substantial long-term capital needs. Our short-term working capital needs are primarily related to financing our inventory and accounts receivable. Our long-term needs for cash include those to support ongoing capital expenditures for equipment maintenance and upgrades during turnarounds at our refinery and for costs of catalyst replacement and to complete our routine and normally scheduled maintenance, regulatory and security expenditures. For example, we expect to perform our next major turnaround during the first quarter of 2014. We estimate total major turnaround expense at the Big Spring refinery of approximately $23.0 million in the aggregate over a five year turnaround cycle. The refinery is expected to be shut down for a portion of the first quarter of 2014 to complete the turnaround. In addition, from time to time, we are required to spend significant amounts for repairs when one or more processing units experiences temporary shutdowns. We continue to utilize significant capital to upgrade equipment, improve facilities, and reduce operational, safety and environmental risks. We may incur substantial compliance costs in connection with any new environmental, health and safety regulations. In addition, the board of directors of our general partner will adopt a distribution policy pursuant to which we will distribute an amount equal to the available cash we generate each quarter to unitholders. As a result, we will need to rely on external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our growth. Our liquidity will affect our ability to satisfy any of these needs. The board of directors of our general partner may change our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay distributions to our unitholders on a quarterly or other basis. See “Cash Distribution Policy and Restrictions on Distributions.”

The recent recession and credit crisis and related turmoil in the global financial system has had and may continue to have an adverse impact on our business, results of operations and cash flows.

Our business and profitability are affected by the overall level of demand for our products, which in turn is affected by factors such as overall levels of economic activity and business and consumer confidence and spending. Declines in global economic activity and consumer and business confidence and spending have in the past, and may in the future, significantly reduced the level of demand for our products, including by consumers and our wholesale customers. In the past, severe reductions in the availability and increases in the cost of credit have adversely affected our ability to fund our operations and operate our refinery at full capacity, and have adversely affected our operating margins. Together, these factors have had and may in the future have an adverse impact on our business, financial condition, results of operations and cash flows.

Our business is indirectly exposed to risks faced by our suppliers, customers and other business partners. The impact on these constituencies of the risks posed by the recent recession and credit crisis and related turmoil in the global financial system have included or could include interruptions or delays in the performance by counterparties to our contracts, reductions and delays in customer purchases, delays in or the inability of customers to obtain financing to purchase our products and the inability of customers to pay for our products. Any of these events may have an adverse impact on our business, financial condition, results of operations and cash flows.

Our unitholders have limited voting rights and are not entitled to elect our general partner or our general partner’s directors.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right to elect our general partner or our general partner’s board of directors on an annual or other continuing basis. The board of directors of our general partner, including the independent directors, will be chosen entirely by Alon Energy as the indirect owner of the general partner and not by our common unitholders. Unlike publicly traded corporations, we will not hold annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders. Furthermore, even if our unitholders are dissatisfied with the performance of our general partner, they will have no practical ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished.

Our public unitholders will not have sufficient voting power to remove our general partner without Alon Energy’s consent.

Following the closing of this offering, Alon Energy will indirectly own approximately 84.0% of our common units (or approximately 81.6% if the underwriters exercise their option to purchase additional common units in full), which means holders of common units purchased in this offering will not be able to remove the general partner, under any circumstances, unless Alon Energy sells some of the common units that it owns or we sell additional units to the public.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units (other than our general partner and its affiliates and permitted transferees).

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, may not vote on any matter. Our partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the ability of our common unitholders to influence the manner or direction of management.

Cost reimbursements due to our general partner and its affiliates will reduce cash available for distribution to you.

Prior to making any distribution on our outstanding units, we will reimburse our general partner for all expenses it incurs on our behalf including, without limitation, our pro rata portion of management compensation and overhead charged by Alon Energy in accordance with our services agreement. The services agreement does not contain any cap on the amount we may be required to pay pursuant to this agreement. The payment of these amounts, including allocated overhead, to our general partner and its affiliates could adversely affect our ability to make distributions to you. See “Cash Distribution Policy and Restrictions on Distributions,” “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.”

Unitholders may have liability to repay distributions and in certain circumstances may be personally liable for the obligations of the partnership.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible

•	speculation in the press or investment community;

•	sales of our common units by us or other unitholders, or the perception that such sales may occur;

•	changes in accounting principles;

•	additions or departures of key management personnel;

•	actions by our unitholders;

•	general market conditions, including fluctuations in commodity prices, in particular the differentials between WTI and Brent crude oils; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

As a result of these factors, investors in our common units may not be able to resell their common units at or above the initial offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common units, regardless of our operating performance.

You will incur immediate and substantial dilution in net tangible book value per common unit.

The initial public offering price of our common units is substantially higher than the pro forma net tangible book value of our outstanding units. As a result, if you purchase common units in this offering, you will incur immediate and substantial dilution in the amount of $17.57 per common unit. This dilution results primarily because the assets contributed by Alon Energy and its affiliates are recorded at their historical costs, and not their fair value, in accordance with GAAP. See “Dilution.”

We may issue additional common units and other equity interests without your approval, which would dilute your existing ownership interests.

Under our partnership agreement, we are authorized to issue an unlimited number of additional interests without a vote of the unitholders. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	the proportionate ownership interest of unitholders immediately prior to the issuance will decrease;

•	the amount of cash distributions on each unit will decrease;

•	the ratio of our taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit will be diminished; and

•	the market price of the common units may decline.

In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Units eligible for future sale may cause the price of our common units to decline.

Sales of substantial amounts of our common units in the public market, or the perception that these sales may occur, could cause the market price of our common units to decline. This could also impair our ability to raise additional capital through the sale of our equity interests.

There will be 62,500,000 common units outstanding following this offering. 10,000,000 common units are being sold to the public in this offering (or 11,500,000 common units if the underwriters exercise their option to purchase additional common units in full) and 52,500,000 common units will be owned indirectly by Alon Energy following this offering (or 51,000,000 common units if the underwriters exercise their option to purchase

USE OF PROCEEDS

Based on an assumed initial offering price of $20.00 per common unit, we expect to receive net proceeds of approximately $183.0 million from the sale of 10,000,000 common units offered by this prospectus, after deducting the estimated underwriting discount and offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $9.3 million (assuming no exercise of the underwriters’ option to purchase additional common units). Each increase of 1.0 million common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $28.8 million. Similarly, each decrease of 1.0 million common units offered by us, together with a concurrent $1.00 decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $27.0 million.

We intend to use the net proceeds of this offering to repay approximately $183.0 million of principal and accrued interest relating to intercompany debt payable by our subsidiaries to Alon Energy and its affiliates.

As of September 30, 2012, we had approximately $346.6 million in intercompany debt payable to Alon Energy and certain of its subsidiaries with a January 2018 maturity and a weighted-average interest rate of approximately 8.0%. It is expected that an additional $51.5 million of intercompany debt payable, which has currently been eliminated in the Alon USA Partners, LP Predecessor combined financial statements, will be transferred to Alon Energy or one of its subsidiaries prior to closing. The transfer will cause the intercompany debt payable to Alon Energy to increase from $346.6 million at September 30, 2012, to approximately $398.1 million. This intercompany debt was incurred to satisfy working capital requirements, fund acquisitions and for general corporate purposes. We expect that the remaining balance of the intercompany debt will be eliminated prior to closing, and we do not expect that we will incur any significant additional intercompany debt following the closing of this offering. In addition, we expect to have approximately $84.0 million and $250.0 million outstanding under our amended and restated revolving credit facility and new term loan facility following the closing of this offering, respectively. We do not currently expect to draw significant amounts under our amended and restated revolving credit facility following the closing of this offering other than in the ordinary course to fund capital expenditures and our working capital needs. For additional information, please see “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.”

The net proceeds from any exercise of the underwriters’ option to purchase additional common units (approximately $27.9 million based on an assumed initial offering price of $20.00 per common unit, if exercised in full) will be distributed to Alon Energy in whole or in part as reimbursement for certain pre-formation capital expenditures. If the underwriters do not exercise their option to purchase additional common units, we will issue 1,500,000 common units to Alon Energy at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Alon Energy. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash available to pay distributions on our common units. Please read “Underwriting.”

Certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking, investment banking and advisory services for us, Alon Energy and our respective affiliates from time to time in the ordinary course of their business for which they have received customary fees and reimbursement of expenses. Affiliates of certain of the underwriters are expected to be lenders under our new term loan facility. Certain of the underwriters or their affiliates have performed or will perform commercial banking, investment banking and advisory services for Alon Energy during the 180-day period prior to, or the 90-day period following, the date of this prospectus, for which they have received or will receive customary fees and reimbursement or expenses.

DILUTION

Purchasers of common units offered by this prospectus will suffer immediate and substantial dilution in net tangible book value per unit. Our pro forma net tangible book value as of September 30, 2012, excluding the net proceeds of this offering, was approximately $(31.3) million, or approximately $(0.60) per unit. Pro forma net tangible book value per unit gives effect to the pro forma adjustments described in the notes to the unaudited pro forma combined financial statements included elsewhere in this prospectus (other than the issuance of common units in this offering and the receipt of the net proceeds from this offering as described under “Use of Proceeds”) and represents the amount of pro forma tangible assets less pro forma total liabilities (excluding the net proceeds of this offering), divided by the pro forma number of units outstanding (excluding the units issued in this offering).

Dilution in net tangible book value per unit represents the difference between the amount per unit paid by purchasers of our common units in this offering and the pro forma net tangible book value per unit immediately after this offering. After giving effect to the sale of common units in this offering at an initial public offering price of $20.00 per common unit, and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2012 would have been approximately $151.7 million, or $2.43 per unit. This represents an immediate increase in net tangible book value of $3.03 per unit to our existing unitholders and an immediate pro forma dilution of $17.57 per unit to purchasers of common units in this offering. The following table illustrates this dilution on a per unit basis:

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per common unit before this offering(1)	$(0.60)
Increase in net tangible book value per common unit attributable to purchasers in this offering and the use of proceeds	3.03

Less: Pro forma net tangible book value per common unit after this offering(2)		2.43

Immediate dilution in net tangible book value per common unit to purchasers in this offering(3)		$17.57

(1)	Determined by dividing the net tangible book value of the contributed assets less total liabilities by the number of common units to be issued to subsidiaries of Alon Energy and its affiliates.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering by the total number of common units outstanding after this offering.
(3)	For each increase (decrease) in the initial public offering price of $1.00 per common unit, dilution in net tangible book value per common unit would increase (decrease) by $1.00 per common unit. Each increase of 1,000,000 common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $28.8 million. Similarly, each decrease of 1,000,000 common units offered by us, together with a concurrent $1.00 decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $27.0 million.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units		Total Consideration
	Number	Percent	Amount		Percent
Alon Energy	52,500,000	84.0%	(29,400,000	)(1)	(19.2)%
New investors	10,000,000	16.0%	183,000,000	(2)	119.2%

Total	62,500,000	100%	$153,600,000		100%

(1)	The net assets contributed by Alon Energy were recorded at historical cost in accordance with GAAP. Our partners’ equity, which is the result of contributions by Alon Energy, as of September 30, 2012, was $45.2 million. In addition, Alon Energy will convert $163.6 million of subordinated debt to our partners’ equity and we will assume debt of $250.0 million before debt issuance costs of $11.8 million.
(2)	Reflects the net proceeds of this offering after deducting the underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase 1,500,000 common units in full, then the pro forma increase per unit attributable to new investors would be $0.04 per unit, the net tangible book value per unit after this offering would be $151.7 million and the dilution per unit to new investors would be $15.91. In addition, new investors would purchase 11,500,000 common units, or approximately 18.4% of units outstanding, and the total consideration contributed to us by new investors would increase to $210.9 million, or 137.3% of the total consideration contributed.

prospective financial information contained in this section, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Unaudited Pro Forma Available Cash

We believe that we would have generated pro forma available cash during the year ended December 31, 2011 and the twelve months ended September 30, 2012 of $312.1 million and $329.4 million, respectively. Based on the cash distribution policy we expect our board of directors to adopt, this amount would have resulted in an aggregate annual distribution equal to $4.99 per common unit for the year ended December 31, 2011 and $5.27 per common unit for the twelve months ended September 30, 2012.

Pro forma available cash reflects the payment of incremental general and administrative expenses we expect that we will incur as a publicly traded limited partnership, such as costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director compensation expenses. We estimate that these incremental general and administrative expenses will be approximately $1.5 million per year. The estimated incremental general and administrative expenses are reflected in our pro forma available cash but are not reflected in our unaudited pro forma combined financial statements.

The unaudited pro forma combined financial statements, from which pro forma available cash is derived, do not purport to present our results of operations had the transactions contemplated below actually been completed as of the date indicated. Furthermore, available cash is a cash accounting concept, while our unaudited pro forma combined financial statements have been prepared on an accrual basis. We derived the amounts of pro forma available cash stated above in the manner described in the table below. As a result, the amount of pro forma available cash should only be viewed as a general indication of the amount of available cash that we might have generated had we been formed and completed the transactions contemplated below in earlier periods.

The following table illustrates, on a pro forma basis for the year ended December 31, 2011, and for the twelve months ended September 30, 2012, the amount of cash that would have been available for distribution to our unitholders, assuming that the IPO Transactions had occurred on January 1, 2011:

Alon USA Partners, LP Unaudited Pro Forma Available Cash for Distribution

	Year Ended December 31, 2011	Twelve Months Ended September 30, 2012
	(in millions except per unit data)
Net sales	$3,208.0	$3,507.7
Operating costs and expenses:
Cost of sales	$2,722.9	$2,988.9
Direct operating expenses	98.2	98.3
Selling, general and administrative expenses	15.6	21.5
Depreciation and amortization(a)	40.4	45.2

Operating income	$330.8	$353.8
Interest expense(b)	(37.4)	(40.2)
Interest expense—related parties(c)	—	—

Income before state income tax expense	$293.4	$313.7
State income tax expense	(2.6)	(3.0)

Net income	$290.8	$310.7
Adjustments to reconcile net income to Adjusted EBITDA:
Interest expense(b)	$37.4	$40.2
Interest expense—related parties(c)	—	—
State income tax expense	2.6	3.0
Depreciation and amortization(a)	40.4	45.2
(Gain) loss on disposition of assets	—	—

Adjusted EBITDA	$371.3	$399.1

Adjusted EBITDA(d)	$371.3	$399.1
Adjustments to reconcile Adjusted EBITDA to pro forma available cash:
less: Incremental general and administrative expense(e)	(1.5)	(1.5)
less: Capital expenditures	(12.5)	(18.7)
less: Turnaround and catalyst replacement capital expenditures(f)	(7.1)	(8.3)
less: Turnaround reserve(f)	—	—
less: Principal payments(g)	—	—
less: Cash interest expense(b)	(35.5)	(38.2)
less: Cash interest expense—related parties(c)	—	—
less: State income tax expense	(2.6)	(3.0)

Pro forma available cash	$312.1	$329.4

Common units outstanding	62,500,000	62,500,000
Pro forma available cash per unit	$4.99	$5.27

	Three Months Ending				Twelve Months Ending September 30, 2013
	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
	(Dollars in millions except per unit and per bbl data)
Adjustments to reconcile Adjusted EBITDA to estimated cash available for distribution:
less: Maintenance/growth capital expenditures	$(11.7)	$(6.9)	$(6.9)	$(6.9)	$(32.3)
less: Turnaround and catalyst replacement capital expenditures	—	(2.9)	(2.9)	(2.9)	(8.8)
less: Major turnaround reserve	(1.2)	(1.2)	(1.2)	(1.2)	(4.6)
less: Principal payments	—	(0.6)	(0.6)	(0.6)	(1.9)
less: State income tax expense	(0.9)	(0.7)	(0.7)	(0.6)	(3.0)
less: Interest paid in cash	(7.5)	(7.1)	(7.1)	(7.1)	(28.7)

Estimated cash available for distribution before special expenses	$106.2	$81.0	$85.0	$71.3	$343.4

less: Special turnaround reserve	(3.5)	(3.5)	(3.5)	(3.5)	(13.8)
less: Special wholesale rebranding expenses	(0.3)	—	—	—	(0.3)

Estimated cash available for distribution after giving effect to special expenses	$102.4	$77.5	$81.5	$67.8	$329.3

Estimated cash available for distribution per unit	$1.64	$1.24	$1.30	$1.09	$5.27
Cash distributions to common unitholders after special expenses	$102.4	$77.5	$81.5	$67.8	$329.3

Sensitivity analysis:
Changes in estimated cash available for distribution if:
$1/bbl increase in Gulf Coast (WTI) 3-2-1 crack spread	$5.6	$5.2	$5.1	$4.9	$20.7
$1/bbl increase in realized crude oil price—Cushing WTI differential	$6.3	$6.0	$6.1	$5.8	$24.3
1,000 bpd increase in throughput	$2.1	$1.7	$1.8	$1.7	$7.3

(a)	For definitions of refining operating margin per bbl of throughput and refinery direct operating expenses per bbl of throughput, see “Prospectus Summary—Summary Historical Combined and Pro Forma Combined Financial and Operating Data.”
(b)	For a description of Adjusted EBITDA, see “Prospectus Summary—Summary Historical Combined and Pro Forma Combined Financial and Operating Data—Non-GAAP Financial Measure.”

*	Total amounts in the table above may not foot due to rounding.

HOW WE MAKE CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2012, we expect to make distributions, as determined by the board of directors of our general partner, to unitholders of record on the applicable record date.

Common Units Eligible for Distributions

Upon closing of this offering, we will have 62,500,000 common units outstanding. Each common unit will be allocated a portion of our income, gain, loss deduction and credit on a pro forma basis and each common unit will be entitled to receive distributions (including upon liquidation) in the same manner as each other unit.

Method of Distributions

We will distribute available cash to our unitholders, pro rata; provided, however, that our partnership agreement allows us to issue an unlimited number of additional equity interests of equal or senior rank. Our partnership agreement permits us to borrow to make distributions, but we are not required and do not intend to borrow to pay quarterly distributions. Accordingly, there is no guarantee that we will pay any distribution on the units in any quarter.

We do not have a legal obligation to pay distributions, and the amount of distributions paid under our policy and the decision to make any distribution is determined by the board of directors of our general partner. Moreover, we may be restricted from paying distributions of available cash by the instruments governing our indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

General Partner Interest

Upon the closing of this offering, our general partner will own a non-economic general partner interest and therefore will not be entitled to receive cash distributions. However, it may acquire common units and other equity interests in the future and will be entitled to receive pro rata distributions therefrom.

Loan Agreements and Interest Expense. We had approximately $200.0 million and $84.0 million of borrowings outstanding under our amended and restated revolving credit facility as of December 31, 2011 and September 30, 2012, respectively. We also had approximately $35.5 million and $84.0 million of letters of credit outstanding under our amended and restated revolving credit facility at such respective dates. Borrowings under the amended and restated revolving credit facility bear interest at the Eurodollar rate plus 3.50% per annum subject to an overall minimum interest rate of 4.00%. We also had $333.6 million and $346.6 million of intercompany debt payable to Alon Energy and certain of its subsidiaries at December 31, 2011 and September 30, 2012, respectively. This intercompany debt bears interest at a weighted average rate of approximately 8.0% and was based on prevailing market rates at the time of issue. In connection with this offering and the transactions described under “Prospectus Summary—The IPO Transactions,” we intend to repay approximately $183.0 million of principal and accrued interest relating to intercompany debt with the proceeds of this offering and will assume from Alon Energy a $250.0 million term loan facility, which will be fully drawn at the closing of this offering. We expect that the remaining balance of the intercompany debt will be eliminated prior to closing and we do not expect to incur any significant additional intercompany debt following this offering.

Product Inventory Valuation. Because crude oil and refined products are essentially commodities, we have no control over the changing market value of our inventories. Therefore, the lower the target inventory we are able to maintain, the lesser the impact of commodity price volatility on our petroleum product inventory position. Our inventory of crude oil and refined products is valued at the lower of cost or market value under the last-in-first-out (“LIFO”) cost flow assumption. For periods in which the market price is volatile and the quantity of inventory on hand changes, we are subject to significant fluctuations in the recorded value of our inventory and related cost of products sold. If the market value of our inventory were to decline to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash charge to cost of sales. Our investment in inventory is affected by the general level of crude oil prices, and significant increases in crude oil prices could result in substantial working capital requirements to maintain inventory volumes. In February 2011, we entered into a supply and offtake agreement with J. Aron and Company (“J. Aron”) under which (i) J. Aron agreed to sell to us, and we agreed to buy from J. Aron, at market prices, crude oil for processing at the Big Spring refinery and (ii) we agreed to sell, and J. Aron agreed to buy, at market prices, certain refined products produced by the Big Spring refinery. We believe that this supply and offtake agreement significantly reduces our crude inventories and reduces the time we are exposed to market fluctuations before the finished product output is sold.

IPO Transactions. In connection with this offering, in addition to entering into the new term loan facility as described above, we will enter into the agreements and complete the reorganization transactions described in “Prospectus Summary—The IPO Transactions,” which we expect will affect the comparability of our results of operations in the following ways:

•

Our general and administrative expenses will increase due to the costs of operating as a publicly traded company, including costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director compensation expenses. We estimate that these incremental general and administrative expenses, which also include increased personnel costs, will be approximately $1.5 million per year, excluding the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal controls review and testing.

•

Historically, our operating expenses have included allocations of certain general and administrative costs from our sponsor for services provided to us by our sponsor. Upon completion of the offering, we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf in accordance with the services agreement into which we will enter in connection with this offering. The services agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed, and the amount of such charges could vary from historical amounts.

creditworthy customers, whose credit profile may be more closely monitored. Additionally, our distributors take possession of their motor fuels directly from our inventories at fuel terminals in our distribution system, which limits our commodities risk exposure and risk associated with fuel transportation.

Our Relationship with Alon Energy. Our sponsor is an independent refiner and marketer of petroleum products operating primarily in the South Central, Southwestern and Western regions of the United States. As of September 30, 2012, Alon Energy operated 299 convenience stores in Central and West Texas and New Mexico, substantially all of which are branded 7-Eleven and all of which we supply. In connection with this offering, we will also enter into a 20-year fuel supply agreement with Alon Energy pursuant to which we will supply substantially all of the motor fuel requirements of Alon Energy’s retail convenience stores. We believe that access to Alon Energy’s complementary retail business fosters a mutually beneficial commercial relationship that allows us to benefit from our combined economies of scale and purchasing power. We also believe that Alon Energy’s ownership of our general partner and a majority of our common units will serve to align Alon Energy’s interests with ours and promote and support the successful execution of our business strategies.

Experienced and Incentivized Leadership. Our executive officers have an average of over 20 years’ experience in the industry. A number of our executive officers and key operating personnel have spent the majority of their careers operating refineries and have successfully managed our business through multiple industry cycles. We also benefit from the management and marketing expertise provided by Alon Energy, who, following this offering, will own 100% of the voting interests in our general partner and 84.0% of our common units.

Business Strategy

The primary components of our business strategy are:

Distribute All Available Cash We Generate Each Quarter. The board of directors of our general partner will adopt a policy under which distributions for each quarter will equal the amount of available cash (as described in “Cash Distribution Policy and Restrictions on Distributions”) we generate each quarter. We do not intend to maintain excess distribution coverage in order to stabilize our quarterly distributions or to otherwise reserve cash for future distributions. In addition, our general partner has a non-economic interest and no incentive distribution rights, and, accordingly, our unitholders will receive 100% of our cash distributions. The board of directors of our general partner may change our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay distributions to our unitholders on a quarterly or other basis. See “Cash Distribution Policy and Restrictions on Distributions.”

Maintain Efficient Refinery Operations and Promote Operational Excellence and Reliability. For the year ended December 31, 2011 and the nine months ended September 30, 2012, our Big Spring refinery maintained a utilization rate of 90.8% and 97.3%, respectively. We intend to continue to operate our refinery as reliably and efficiently as possible to optimize utilization and further improve our operations by maintaining our costs at competitive levels. We will continue to devote significant time and resources toward improving the reliability of our operations. We will also seek to improve operating performance through commitment to our preventive maintenance program and to employee training and development programs.

Enhance Existing Operations and Invest in Organic Growth. We are focused on the profitable enhancement of our existing operations and investment in organic growth by:

•	continuing to make investments to enhance the operating flexibility of our refinery and increase our crude oil sourcing advantage;

•	evaluating ways to increase the profitability of our Big Spring refinery through cost-effective upgrades and expansions;

MANAGEMENT

Management of Alon USA Partners, LP

We are managed and operated by the board of directors and executive officers of our general partner, Alon USA Partners GP, LLC, an indirect subsidiary of Alon Energy. Our general partner manages our operations and activities subject to the terms and conditions specified in our partnership agreement. Following this offering, Alon Energy will own, directly or indirectly, approximately 84.0% of our outstanding common units. The operations of our general partner in its capacity as general partner are managed by its board of directors. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. As a result of owning our general partner, Alon Energy will have the right to appoint all of the members of the board of directors of our general partner, including all of our general partner’s independent directors. At least one of our general partner’s independent directors will be appointed prior to the date our common units are listed for trading on the applicable stock exchange. Alon Energy will appoint our general partner’s second independent director within three months of the date our common units begin trading, and our general partner’s third independent director within one year from such date. Our directors will serve until the earlier of their resignation or removal.

Actions by our general partner that are made in its individual capacity will be made by Alon Energy as the owner of the sole member of our general partner and not by the board of directors of our general partner. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. The officers of our general partner will manage the day-to-day affairs of our business.

Limited partners will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. Our partnership agreement contains various provisions which replace default fiduciary duties with contractual corporate governance standards. See “The Partnership Agreement.” Our general partner will be liable, as a general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly non-recourse to it. Our general partner therefore may cause us to incur indebtedness or other obligations that are non-recourse to it.

As a publicly traded partnership, we qualify for, and are relying on, certain exemptions from the NYSE’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors;

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

As a result of these exemptions, our general partner’s board of directors will not consist of a majority of independent directors and our general partner’s board of directors does not currently intend to establish a compensation committee or a nominating/corporate governance committee. Accordingly, unitholders will not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Upon completion of this offering, we expect that the board of directors of our general partner will consist of eight directors.

The board of directors of our general partner will establish an audit committee consisting of members who meet the independence and experience standards established by the NYSE and the Exchange Act. The audit committee’s responsibilities are to review our accounting and auditing principles and procedures, accounting functions, financial reporting and internal controls; to oversee the qualifications, independence, appointment, its committees (other than compensation under our long-term incentive plan should we choose to issue awards directly to those individuals). Any such compensation decisions by Alon Energy will not be subject to any approvals by the board of directors of our general partner or any committees thereof.

Following the closing of this offering, the board of directors of our general partner may grant awards to individuals who support our operations, whether or not they also provide services to Alon Energy, pursuant to the long-term incentive plan described below. Our general partner intends to implement the long-term incentive plan to provide us with maximum flexibility with respect to the design of compensatory arrangements for individuals providing services to us; however, neither we nor our general partner currently have plans to make any grants under the long-term incentive plan in conjunction with this offering or in the near term.

Long-Term Incentive Plan

We, through our general partner, intend to adopt the Alon USA Partners, LP 2012 Long-Term Incentive Plan (the “LTIP”) prior to the effectiveness of this offering for the employees, consultants and the directors of us, our general partner and its affiliates who perform services for us. The description of the LTIP set forth below is a summary of the material features of the plan. This summary, however, does not purport to be a complete description of all the provisions of the LTIP. This summary is qualified in its entirety by reference to the LTIP, a copy of which has been filed as an exhibit to this registration statement. The purpose of the LTIP is to provide a means to attract and retain individuals who will provide services to us by affording such individuals a means to acquire and maintain ownership of awards, the value of which is tied to the performance of our common units.

The LTIP will provide grants of (1) unit options (“Options”), (2) unit appreciation rights (“UARs”), (3) restricted units (“Restricted Units”), (4) phantom units (“Phantom Units”), (5) unit awards (“Unit Awards”), (6) substitute awards, (7) other unit-based awards (“Unit-Based Awards”), (8) cash awards, (9) performance awards, and (10) distribution equivalent rights (“DERs”) (collectively referred to as “Awards”).

Administration

The LTIP will be administered by the board of directors of our general partner or an alternative committee appointed by the board of directors of our general partner, which we refer to together as the committee for purposes of this summary. The committee will administer the LTIP pursuant to its terms and all applicable state, federal, or other rules or laws. The committee will have the power to determine to whom and when Awards will be granted, determine the amount of Awards (measured in cash or in shares of our common units), proscribe and interpret the terms and provisions of each Award agreement (the terms of which may vary), accelerate the vesting provisions associated with an Award, delegate duties under the LTIP, and execute all other responsibilities permitted or required under the LTIP. In the event that the committee is not comprised of “nonemployee directors” within the meaning of Rule 16b-3 under the Exchange Act, a subcommittee of two or more nonemployee directors will administer all Awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The maximum aggregate number of shares of common units that may be issued pursuant to any and all Awards under the LTIP shall not exceed 3,125,000 units, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or the expiration of Awards, as provided under the LTIP.

If a common unit subject to any Award is not issued or transferred, or ceases to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an Award or because an Award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer or exercise pursuant to Awards under the LTIP to the extent allowable by law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding beneficial ownership of our common units following this offering by:

•	our general partner;

•	each of our general partner’s directors;

•	each of our general partner’s named executive officers;

•	each unitholder known by us to beneficially hold five percent or more of our outstanding units; and

•	all of our general partner’s directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all units beneficially owned, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of our beneficial owners is c/o Alon USA Partners, LP, 12700 Park Central Dr., Suite 1600, Dallas, TX 75251.

Name of Beneficial Owner	Common Units to be Beneficially Owned	Percentage of Total Common Units to be Beneficially Owned(1)
Alon USA Energy, Inc.(2)	52,500,000	84.0%
David Wiessman
Jeff D. Morris
Paul Eisman
Itzhak Bader
Boaz Biran
Snir Wiessman
Eitan Raff
Mordehay Ventura
Shai Even
Jimmy C. Crosby
Alan Moret
Claire Hart
Michael Oster
Kyle McKeen
All directors and executive officers of our general partner as a group (14 persons)

*	Less than 1%
(1)	Based on 62,500,000 common units outstanding following this offering. This table assumes the underwriters do not exercise their option to purchase additional common units.
(2)	Alon USA Energy, Inc., a publicly held company with its common stock traded on the NYSE (NYSE: ALJ), will hold its common units through two of its subsidiaries, Alon Assets, Inc. and Alon USA GP, LLC. Alon Energy owns 100% of the Class A voting common stock in Alon Assets, Inc. and 94.63% of the Class B non-voting common stock. The remaining Class B non-voting common stock is owned by certain members of Alon Energy’s management. Alon Energy also indirectly owns Alon USA Partners GP, LLC, which is our general partner and manages and operates our business and has a non-economic general partner interest in us. Voting and investment determinations of Alon Energy are made by its board of directors, which is comprised of the following members: David Wiessman, Jeff Morris, Zalman Segal, Itzhak Bader, Boaz Biran, Yeshayahu Pery, Ron Haddock, Avraham Shochat, Avinadav Grinshpon, Oded Rubinstein and Shlomo Even. As a result of, and by virtue of the relationships described above, each of David Wiessman, Jeff Morris, Zalman Segal, Itzhak Bader, Boaz Biran, Yeshayahu Pery, Ron Haddock, Avraham Shochat, Avinadav Grinshpon, Oded Rubinstein and Shlomo Even may be deemed to exercise voting and dispositive power with respect to securities held by Alon Assets, Inc. and Alon USA GP, LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Alon Energy, will indirectly own (i) 52,500,000 common units, representing approximately 84.0% of our outstanding units (approximately 81.6% if the underwriters exercise their option to purchase additional 1,500,000 common units in full) and (ii) our general partner will own a non-economic general partner interest in us that does not entitle it to receive distributions.

Distributions and Payments to Alon Energy and its Affiliates

The following table summarizes the distributions and payments made or to be made by us to Alon Energy and its affiliates (including our general partner) in connection with the formation, offering of common units, ongoing operations and any liquidation of Alon USA Partners, LP. These distributions and payments were or will be determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by Alon Energy and its affiliates for our formation	• non-economic general partner interest

•     100% of our limited partner interests

Offering Stage

The consideration received by Alon Energy and its affiliates	51,000,000 common units issued immediately prior to the closing of this offering.

Services, Omnibus and Tax Sharing Agreements	We will enter into the Services, Omnibus and Tax Sharing Agreements on the closing of this offering.

Option units or proceeds from option units	We will distribute to Alon Energy any net proceeds received from the underwriters’ exercise of their 30-day option to purchase up to an aggregate of 1,500,000 additional common units in whole or in part as reimbursement for certain pre-formation capital expenditures. If the underwriters do not exercise their option in full or at all, we will distribute the common units that would have been sold to the underwriters to Alon Energy.

Post-IPO Operational Stage

Distributions to Alon Energy and its affiliates	We will generally make cash distributions to the unitholders pro rata. Immediately following this offering, based on ownership of our common units at such time, Alon Energy and its subsidiaries will own approximately 84.0% of our common units (81.6% if the underwriters exercise their over-allotment option in full) and would receive a pro rata percentage of the available cash that we distribute in respect thereof.

Payments to our general partner and its affiliates

We will reimburse our general partner and its affiliates for all expenses incurred on our behalf. In addition, we will reimburse Alon Energy for certain operating expenses and for the provision of various general and administrative services for our benefit under the Services and Omnibus

In the event of a “change of control” (as defined in the Asphalt Supply Agreement), of us or Paramount, the Asphalt Supply Agreement will be terminated immediately.

Tax Sharing Agreement

In connection with the closing of this offering, we intend to enter into a tax sharing agreement with Alon Energy pursuant to which we will reimburse Alon Energy for our share of state and local income and other taxes borne by Alon Energy as a result of our results being included in a combined or consolidated tax return filed by Alon Energy with respect to taxable periods including or beginning on the closing date of this offering. The amount of any such reimbursement will be limited to the tax that we (and our subsidiaries) would have paid had we not been included in a combined group with Alon Energy. Alon Energy may use its tax attributes to cause its combined or consolidated group, of which we may be a member for this purpose, to owe no tax. However, we would nevertheless reimburse Alon Energy for the tax we would have owed had the attributes not been available or used for our benefit, even though Alon Energy had no cash expense for that period.

Other Transactions with Related Parties

Intercompany Debt

We incurred the following intercompany debt with Alon Energy and certain of its affiliates to satisfy working capital requirements, fund acquisitions and for general corporate purposes. As of September 30, 2012, we had the following outstanding intercompany debt payable to Alon Energy and its affiliates:

September 30, 2012
(in thousands)
$50,000 10.0% Note due 2018	$50,000
$112,000 6.0% Note due 2018	112,000
$12,044 10.0% Note due 2018	12,044
$8,000 10.0% Note due 2018	8,000
$33,423 10.0% Note due 2018	33,423

Total subordinated debt-related parties (less accrued interest)	215,467
Accrued interest	131,115

Total subordinated debt-related parties	$346,582

It is expected that an additional $51.5 million of intercompany debt payable, which has currently been eliminated in the Alon USA Partners, LP Predecessor combined financial statements, will be transferred to Alon Energy or one of its subsidiaries prior to closing. The transfer will cause the intercompany debt payable to Alon Energy to increase from $346.6 million at September 30, 2012, to approximately $398.1 million. We will use the net proceeds of this offering to repay approximately $183.0 million of the intercompany debt. We expect that the remaining balance of the intercompany debt will be eliminated prior to closing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Intercompany Debt.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the common units.

At the closing of this offering, Alon Energy will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment which requires a unit majority by virtue of its 84.0% indirect ownership of our common units.

In voting their common units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. The holders of a majority of the common units (including common units deemed owned by our general partner) represented in person or by proxy shall constitute a quorum at a meeting of such common unitholders, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement.

Issuance of additional partnership interests	No approval right. See “—Issuance of Additional Partnership Interests.”

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of the common unitholders. Other amendments generally require the approval of a unit majority. See “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority for certain circumstances. See “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolutions of our partnership	Unit majority. See “—Termination and Dissolution.”

Continuation of our partnership upon dissolution	Unit majority. See “—Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2022. See “—Withdrawal or Removal of Our General Partner.”

Removal of our general partners	Not less than 66 2/3% of the outstanding common units, including common units held by our general partner and its affiliates. See “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters. In addition, any such transfer would require the approval of the lenders under our amended and restated revolving credit facility and new term loan facility. See “—Transfer of General Partner Interest.”

Transfer of ownership interest in our general partner	No approval required at any time. See “—Transfer of Ownership Interests in Our General Partner.”

interest, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or any partner, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner or general partner without its consent, unless approved by at least a majority of the type or class of partner interests so affected;

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion;

(3) change certain of the terms under which we can be dissolved; or

(4) change the term of the Partnership.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding common units, voting together as a single class (including common units owned by our general partner and its affiliates). Upon completion of this offering, our general partner and its affiliates will own approximately 84.0% of the outstanding common units (approximately 81.6% if the underwriters exercise their option to purchase additional common units in full).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any other partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor our subsidiary will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of common units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither our partnership nor our subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as set forth in our partnership agreement. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2022 without obtaining the approval of the holders of at least a majority of the outstanding common units excluding common units held by our general partner and its affiliates (including Alon Energy), and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2022, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the unitholders if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest without the approval of the unitholders. See “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding classes of common units voting as a single class may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66  2/3% of the outstanding common units, voting together as a single class, including common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/3% of the outstanding common units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own approximately 84.0% of the outstanding common units (81.6% if the underwriters exercise their option to purchase additional common units in full).

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of the general partner interest. Under all other circumstances where our general partner withdraws or is removed, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to the general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters. In addition, any such transfer would require the approval of the lenders under our amended and restated revolving credit facility and new term loan facility.

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner may sell or transfer all or part of their ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Alon USA Partners GP, LLC as our general partner or otherwise change management. See “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of common units, that person or group loses voting rights on all of its common units. This loss of voting rights does not apply in certain circumstances. See “—Voting Rights.”

Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by public unitholders, as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. Immediately following this offering the only class of limited partner interest outstanding will be the common units, and affiliates of our general partner will own 84.0% of the total outstanding common units.

UNITS ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, there will be 62,500,000 common units outstanding, 52,500,000 of which will be indirectly owned by Alon Energy, assuming the underwriters do not exercise their option to purchase 1,500,000 additional common units; if they exercise such option in full, Alon Energy will indirectly own 51,000,000 common units. The sale of these common units could have an adverse impact on the price of our common units or on any trading market that may develop.

The 10,000,000 common units sold in this offering (or 11,500,000 common units if the underwriters exercise their option to purchase additional common units in full) will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months, would be entitled to sell those common units under Rule 144 without regard to the volume, manner of sale and notice requirements of Rule 144 so long as we comply with the current public information requirement for the next six months after the six-month holding period expires.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years after it ceases to be a general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Our general partner and its affiliates also may sell their units in private transactions at any time, subject to compliance with applicable laws.

We, the subsidiaries of Alon Energy that will own our common units following the closing of this offering, our general partner, and the directors and executive officers of our general partner have agreed not to sell any common units until 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions.

In addition, we intend to file a registration statement on Form S-8 under the Securities Act to register 3,125,000 common units issuable under our long-term incentive plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Units issued under our long-term incentive plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to Rule 144 limitations applicable to affiliates.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are the representatives of the underwriters.

Underwriters	Number of Common Units
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Jefferies & Company, Inc.

Total	10,000,000

The underwriters are committed to take and pay for all of the common units being offered, if any are taken, other than the units covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,500,000 common units from us to cover sales by the underwriters of a greater number of units than the total number set forth in the table above. They may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

The following table shows the per unit and total underwriting discount to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

Paid by Us

	No Exercise	Full Exercise
Per Unit	$	$
Total	$	$

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any units sold by the underwriters to securities dealers may be sold at a discount of up to $                 per unit from the initial public offering price. After the initial offering of the units, the representatives may change the offering price and the other selling terms. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our general partner, the executive officers and directors of our general partner and Alon USA have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common units or securities convertible into or exchangeable for common units during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Units Eligible for Future Sale” for a discussion of certain transfer restrictions.

ALON USA PARTNERS, LP

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

INTRODUCTION

In connection with the closing of this offering, Alon USA Energy, Inc. (“Alon Energy”) will contribute all of the outstanding equity interests in Alon USA, LP and Alon USA Refining, Inc. (collectively, “Alon USA Partners, LP”) to Alon USA Partners, LP, a newly formed Delaware limited partnership (the “Partnership”).

The unaudited pro forma combined financial statements give effect to the following transactions:

•	the contribution by Alon Energy of its equity interests in Alon USA, LP and Alon USA Refining, Inc. to the Partnership;

•

the issuance (i) to our general partner of a non-economic general partner interest in the Partnership and (ii) to Alon Energy of 52,500,000 common units, representing an aggregate 84.0% limited partner interest in the Partnership (assuming the underwriters do not exercise their option to purchase additional common units);

•	the issuance of 10,000,000 common units to the public in this offering;

•

the assumption from Alon Energy of a fully drawn $250.0 million term loan facility as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”;

•	the payment of offering expenses of $3.0 million and debt financing fees of $11.8 million;

•

the application of the net proceeds of this offering as described in “Use of Proceeds,” including to repay approximately $183.0 million of principal and accrued interest relating to intercompany debt payable by Alon USA Partners, LP to Alon Energy and its affiliates; and

•	the elimination of the $163.6 million remaining balance of the intercompany debt prior to closing.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place on September 30, 2012 in the case of the pro forma combined balance sheet and as of January 1, 2011 in the case of the pro forma combined statements of operations for the year ended December 31, 2011 and for the nine months ended September 30, 2012.

The unaudited pro forma combined financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal tax purposes.

The accompanying unaudited pro forma combined financial statements of the Partnership should be read together with the historical combined financial statements of Alon USA Partners, LP Predecessor included elsewhere in this prospectus. The accompanying unaudited pro forma combined financial statements of the Partnership were derived by making certain adjustments to the historical combined financial statements of Alon USA Partners, LP Predecessor. The pro forma adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual effects of the events may differ from the pro forma adjustments. However, management believes the assumptions utilized to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the formation, offering, and related events as currently contemplated and that the unaudited pro forma adjustments are factually supportable and give appropriate effect to the expected impact of events that are directly attributable to the formation of the Partnership and this offering.

The unaudited pro forma combined financial statements of the Partnership are not necessarily indicative of the results that actually would have occurred if the Partnership had completed the offering on the dates indicated or which could be achieved in the future because they do not reflect all of the operating expenses that the Partnership expects to incur in the future.

ALON USA PARTNERS, LP

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of September 30, 2012

(dollars in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$29,414	$—	(a)	$29,414
Accounts and other receivables, net	115,135	—		115,135
Accounts and other receivables, net - related parties	14,718	—		14,718
Inventories	57,348	—		57,348
Prepaid expenses and other current assets	7,139	—		7,139

Total current assets	223,754	—		223,754

Property, plant and equipment, net	485,115	—		485,115
Other assets	30,651	11,750	(b)	42,401

Total assets	$739,520	$11,750		$751,270

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$193,829	$—		$193,829
Accrued liabilities	28,221	—		28,221

Total current liabilities	222,050	—		222,050

Other non-current liabilities	41,653	—		41,653
Long-term debt	84,000	250,000	(c)	334,000
Subordinated debt - related parties	346,582	(346,582	)(d)	—

Total liabilities	694,285	(96,582)		597,703

Commitments and contingencies
Partners’ equity:
Alon Energy	45,235	83,761		128,996
Public	—	24,571		24,571

Total partners’ equity	45,235	108,332	(e)	153,567

Total liabilities and partners’ equity	$739,520	$11,750		$751,270

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

ALON USA PARTNERS, LP

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

(dollars in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales (1)	$3,207,969	$—		$3,207,969
Operating costs and expenses:
Cost of sales	2,722,918	—		2,722,918
Direct operating expenses	98,178	—		98,178
Selling, general and administrative expenses	15,633	—		15,633
Depreciation and amortization	40,448	—		40,448

Total operating costs and expenses	2,877,177	—		2,877,177

Operating income	330,792	—		330,792
Interest expense	(16,719)	(20,708	)(f)	(37,427)
Interest expense - related parties	(17,067)	17,067	(g)	—
Other income (loss), net	18	—		18

Income (loss) before state income tax expense	297,024	(3,641)		293,383
State income tax expense	2,597	—		2,597

Net income (loss)	$294,427	$(3,641)		$290,785

Common unitholders’ interest in net income	$294,427	$(3,641)		$290,785
Net income per common unit (basic and diluted)	$4.71	$(0.06)		$4.65
Weighted-average number of limited partners’ units outstanding:
Basic and diluted (in thousands)	62,500	62,500		62,500

(1)	Includes sales to related parties of $553,253 for the year ended December 31, 2011.

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

ALON USA PARTNERS, LP

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2012

(dollars in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales (1)	$2,651,191	$—		$2,651,191
Operating costs and expenses:
Cost of sales (2)	2,225,702	—		2,225,702
Direct operating expenses	73,223	—		73,223
Selling, general and administrative expenses	18,070	—		18,070
Depreciation and amortization	34,963	—		34,963

Total operating costs and expenses	2,351,958	—		2,351,958

Operating income	299,233	—		299,233
Interest expense	(15,070)	(15,531	)(f)	(30,601)
Interest expense - related parties	(12,990)	12,990	(g)	—
Other income (loss), net	11	—		11

Income before state income tax expense	271,184	(2,541)		268,643
State income tax expense	2,518	—		2,518

Net income	$268,666	$(2,541)		$266,125

Common unitholders’ interest in net income	$268,666	$(2,541)		$266,125
Net income per common unit (basic and diluted)	$4.30	$(0.04)		$4.26
Weighted-average number of limited partners’ units outstanding:
Basic and diluted (in thousands)	62,500	62,500		62,500

(1)	Includes sales to related parties of $450,416 for the nine months ended September 30, 2012.
(2)	Includes costs of $13,951 associated with losses on derivatives with a related party for the nine months ended September 30, 2012.

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

ALON USA PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

1.	Organization and Basis of Presentation

The unaudited pro forma combined financial statements of Alon USA Partners, LP (the “Partnership”) have been derived from the historical combined financial statements of Alon USA Partners, LP Predecessor. The historical combined financial statements are comprised of the financial statements relating to the operating subsidiaries of Alon USA Energy, Inc. (“Alon Energy”) that will be transferred to the Partnership upon the closing of this offering. The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place on September 30, 2012 in the case of the pro forma combined balance sheet and as of January 1, 2011 in the case of the pro forma combined statements of operations for the year ended December 31, 2011 and for the nine months ended September 30, 2012. The pro forma adjustments are based on currently available information and certain estimates and assumptions, and therefore the actual effects of these transactions will differ from the pro forma adjustments.

The unaudited pro forma combined financial statements give effect to the following transactions:

•	the contribution by Alon Energy of its equity interests in Alon USA, LP and Alon USA Refining, Inc. to us;

•

the issuance (i) to our general partner of a non-economic general partner interest in us and (ii) to Alon Energy of 52,500,000 common units, representing an aggregate 84.0% limited partner interest in us (assuming the underwriters do not exercise their option to purchase additional common units);

•	the issuance of 10,000,000 common units to the public in this offering;

•

the assumption from Alon Energy of a fully drawn $250.0 million term loan facility as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”;

•	the payment of offering expenses of $3.0 million and debt financing fees of $11.8 million;

•

the application of the net proceeds of this offering as described in “Use of Proceeds,” including to repay approximately $183.0 million of principal and accrued interest relating to intercompany debt payable by Alon USA Partners, LP to Alon Energy and its affiliates; and

•	the elimination of the $163.6 million remaining balance of the intercompany debt prior to closing.

The pro forma adjustments included herein assume no exercise of the underwriters’ option to purchase additional common units. The proceeds from any exercise of the underwriters’ option to purchase additional common units will be paid as a special distribution to Alon Energy.

Upon completion of this offering, the Partnership anticipates incurring incremental selling, general and administrative expenses of approximately $1.5 million per year as a result of being a publicly traded limited partnership, such as expenses associated with annual and quarterly reporting requirements, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director compensation expenses. No pro forma adjustments have been made to the historical combined financial statements to reflect the additional costs and expenses described above because they are projected amounts based on judgmental estimates and would not be factually supportable.

ALON USA PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

2.	Pro Forma Adjustments

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. A general description of these pro forma adjustments follows:

(a) Reflects the changes in the cash and cash equivalents balance as of September 30, 2012 giving effect to the transactions described in Note (1) as if they occurred on September 30, 2012 as follows:

As of September 30, 2012
Proceeds from the offering	$200,000
Less:
Offering fees	(17,000)
Repayment of subordinated debt–related parties	(183,000)

Subtotal	(200,000)

Net change in cash and cash equivalents	$—

(b) Reflects the pro forma adjustment for unamortized debt issuance costs of $11,750 related to the $250,000 new term loan facility.

(c) Reflects the pro forma adjustment for $250,000 of principal outstanding under the Partnership’s new term loan facility which was assumed in connection with this offering.

(d) Reflects the repayment of $183,000 of subordinated debt–related parties with the proceeds received from the offering and the conversion of the remaining $163,582 of subordinated debt–related parties to partners’ equity.

(e) Reflects the changes in the partners’ equity balance as of September 30, 2012 giving effect to the transactions described in Note (1) as if they occurred on September 30, 2012 as follows:

As of September 30, 2012
Proceeds from the offering	$200,000
Add:
Conversion of subordinated debt–related parties	163,582
Less:
Offering fees	(17,000)
Assumption of new term loan facility, net of debt issuance costs	(238,250)

Subtotal	(255,250)

Net change in partners’ equity	$108,332

(f) Reflects the pro forma adjustment for interest expense related to the new term loan facility at an assumed rate of 7.50% per annum plus the amortization of debt issuance costs of $11,750 amortized on a straight line basis over a six year period. The amortization of debt issuance costs for the year ended December 31, 2011 would be $1,958 and for the nine months ended September 30, 2012 would be $1,469.

(g) Reflects the pro forma adjustment to eliminate the related party interest expense in connection with the repayment and conversion of the subordinated debt–related parties as described in item (d).

10,000,000 Common Units

Representing Limited Partner Interests

Alon USA Partners, LP

Goldman, Sachs & Co.

Credit Suisse

Citigroup

Jefferies

Through and including                 , 2012 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.